Exhibit (a)(5)(ii)

NEWCASTLE INVESTMENT CORP.

Contact:

Lilly H. Donohue

Director of Investor Relations

212-798-6118

Nadean Finke

Investor Relations

212-479-5295

Newcastle Announces Results of Tender Offer

New York, NY. December 18, 2009 – Newcastle Investment Corp. (NYSE: NCT) announced today the results of its previously announced tender offer to purchase (the “Tender Offer”) (i) up to 2,000,000 shares of its outstanding 9.75% Series B Cumulative Redeemable Preferred Stock (“Series B Preferred Stock”), (ii) up to 1,100,000 shares of its outstanding 8.05% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”), and (iii) up to 1,500,000 shares of its outstanding 8.375% Series D Cumulative Redeemable Preferred Stock (“Series D Preferred Stock,” and, together with Series B Preferred Stock and Series C Preferred Stock, the “Preferred Stock”). The Tender Offer commenced on November 18, 2009, and expired at midnight, New York City Time, on December 17, 2009.

The Tender Offer was subject to certain conditions, including there being validly tendered and not withdrawn at least 2,135,000 shares of Preferred Stock in the aggregate for all three series prior to the expiration of the Tender Offer. The Company did not receive a sufficient number of shares of Preferred Stock prior to the expiration of the Tender Offer to satisfy this condition. Accordingly, the Company did not purchase any shares of the Preferred Stock pursuant to the Tender Offer.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor does it constitute a notice of redemption of the Preferred Stock. The expired Tender Offer was made only pursuant to the Offer to Purchase dated November 18, 2009, and the related letters of transmittal. Persons with questions regarding the return of tendered Preferred Stock should contact American Stock Transfer, the Depositary, at (877) 248-6417.

About Newcastle

Newcastle Investment Corp. invests in real estate debt and other real estate related assets. Newcastle is organized and conducts its operations to qualify as a real estate investment trust (REIT) for federal income tax purposes. For more information regarding Newcastle Investment Corp. or to be added to our e-mail distribution list, please visit www.newcastleinv.com.